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Exhibit (a)(10)

Expiration of Offer to Exchange and Cancellation of Tendered Options

        We are pleased to announce that we have completed our Offer to Exchange. Options to purchase 1,836,350 shares of United Online common stock were tendered in exchange for 422,622 restricted stock units.

        For those of you who elected to exchange your options for restricted stock units, we have accepted and cancelled your options and have issued to you restricted stock units in exchange for those cancelled options. Your tendered options, together with the corresponding stock option agreement for each such option, were immediately cancelled upon expiration of the offer, and you have no further right or entitlement to acquire any shares of United Online common stock under those cancelled options and stock option agreements. The restricted stock units were issued on April 18, 2006. A Restricted Stock Unit Issuance Agreement containing the terms and conditions governing those units will be posted with the units in your Fidelity account within 15 business days of the date of issuance.

Thank you,

Ginny Bicking

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  Exhibit (a)(10)
Expiration of Offer to Exchange and Cancellation of Tendered Options